Exhibit 99.1

JinkoSolar Schedules 2012 Annual General Meeting to be Held on October 22, 2012

SHANGHAI, September 29, 2012 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the ”Company”) (NYSE: JKS), a leading global solar power product manufacturer, today announced that it will hold its 2012 annual general meeting on Monday, October 22, 2012 at 10:00 a.m.(Beijing time) at Lilac 1, 3/F Parkview Hotel, No. 555 Dingxiang Road, Pudong New District, Shanghai, P.R. China, for the following purposes:

•          To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

1.        That Mr. Steven Markscheid be re-elected as a director of the Company;

2.        That Mr. Wing Keong Siew be re-elected as a director of the Company;

3.        That Ernst & Young Hua Ming be re-appointed as auditors of the Company for the fiscal year of 2012;

4.        That the directors of the Company be authorized to determine the remuneration of the auditors;

5.        That each of the directors of the Company be authorized to take any and all action that might be necessary to effect the forgoing resolutions 1 to 4 as such director, in his or her absolute discretion, thinks fit.

•          To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2011, and the report of the board of directors.

•          To act upon such other matters as may properly come before the annual general meeting or any adjournment or postponement thereof.

Only shareholders of record at the close of business on October 1, 2012 are entitled to receive notice of and to vote at the Company’s annual general meeting or any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company's 2011 Annual Report, containing the complete audited financial statements and the report of auditors for the year ended December 31, 2011, together with the report of directors, are available on the Investor Relations Section of the Company’s website at www.jinkosolar.com.

The Company will provide to all holders of its ordinary shares, upon request, a hard copy of the Company’s 2011 Annual Report and the report of the directors free of charge.

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a leading solar power product manufacturer with production operations in Jiangxi and Zhejiang Provinces in China and sales and marketing offices in Shanghai, China; Munich, Germany; Bologna, Italy; Montpellier, France; Zug, Switzerland; San Francisco, U.S.; Queensland, Australia; Ontario, Canada and Singapore.

JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of approximately 1.2GW each for silicon wafers, solar cells and solar modules as of June 30, 2012. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including in Germany, Italy, Belgium, Spain, the United States, France, Eastern Europe, China and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011. All information provided in this press release is as of September 29, 2012. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21 6106 1792

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86 10 5826 4939

Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker

Christensen

Tel: +1 480 614 3003

Email: jbloker@christensenIR.com